Exhibit 1.1

WISeKey Announces Full Year 2021 Preliminary Results with Revenue of $22.2 Million, a 50% Increase from Full Year 2020; Now holds a Record Backlog of $39 Million for IoT Products Stretching into 2023

Demand for IoT semiconductor products has been unprecedented – WISeKey is receiving $1.3 million of new orders per week

Geneva, Switzerland, January 31, 2021 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity, AI and IoT company announced today its preliminary unaudited financial results for the year ended December 31, 2021. All 2021 figures in this release are unaudited and estimated due to the preliminary nature of the announcement.

For the full year 2021, WISeKey expects its revenues to be around $22.2 million, growing by 50% as compared to full year 2020 revenues of $14.8 million. Although the COVID-19 pandemic profoundly impacted its end markets by disrupting the supply chains and creating substantial shortages in the semiconductor sector, WISeKey was able to work with its suppliers and customers to overcome most of these challenges. As a result, WISeKey ended the year with strong deliveries and thus was able to exceed its previously announced revenue guidance by 10%.

Carlos Moreira, WISeKey’s Founder and CEO noted, “Demand since the beginning of 2021 for our IoT semiconductors products has been unprecedented and has reached a point that we are now sitting on a record backlog of purchase orders totaling $39 million already. Currently we are receiving an average of $1.3 million of new orders per week. While shortages in the semiconductor sector are expected to continue in this coming year so we are working hard with our supply chain team to be able to turn most of this backlog into revenue in 2022, while some delivery schedules run through into 2023.”

Mr. Moreira continued, “Our record backlog of $39 million, which is 500% higher than the backlog at 2020 year-end, has given us a great building block that allows our sales team to focus on new opportunities to expand our customer base and geographic footprint. We are expecting to see a significant increase in the number of customers served by WISeKey in this sector by 2023 / 2024.”

While most industries are dramatically impacted by the current semiconductor shortage, market analysts predict the situation will improve in 2022. WISeKey is already witnessing the improvement with the new orders it is receiving from customers. The global consumer demand dropped during the beginning of the COVID-19 pandemic in 2020 and the semiconductor industry had to significantly reduce its manufacturing capacity to mitigate consequences on profitability; however, the worldwide lockdown had an unforecastable positive effect on the high-tech products market: tons of new laptops, monitors, smartphones, routers, modems and gaming consoles have created a surge in chips across industries that low inventory and limited production capacities haven’t been able to absorb.

Currently more than 1.6 billion WISeKey secure chips are embedded in high-tech products and goods to protect data, communication and firmware against cyberattacks. This includes routers, modems, energy smart meters, drones and medical devices, to mention a few. As a fabless company, WISeKey trust a network of subcontractors and partners to provide its most prestigious customers with the best lead times and service. While the Company’s book-to-bill ratio is exploding, it has to challenge its existing supply chain and find short- and long-term solutions to maintain and even continue to raise the bar on service quality. These solutions involve continuous negotiations with current suppliers and investments to diversify sourcing, including relocating some of the processes to minimize transportation and environmental effects

Investments in Research and Development

WISeKey has started 2022 with a robust plan to invest in new technologies to introduce to market its next generation of secure elements, which will embed a RISC-V based core and co-processor post-quantum and deep-learning attacks resistant, as well as automotive qualified. With this new family of products, WISeKey will introduce to the market a new line of products specifically designed and featured to protect connected devices (the internet of things) against the last generations of cyberattacks.

In 2022 WISeKey plans to introduce 2 new products, as part of its VaultIC© family of product:

•	The VaultIC©292 specifically designed and optimized for securing objects communicating with cloud platform with TLS protocol.

•	The VaultIC©408 which will qualify for the new FIPS 140-3 Level3 standard certification.

Finally, WISeKey plans to introduce to market its “Personalization On Package” offer. Leveraging the well proven VaultiTrust© platform, WISeKey will provide its customers with the option to order small batches of products and have them personalized with Keys and Certificates in a very short lead-time.

Other 2021 Financial and Operational Highlights

•	Cash Position - WISeKey’s strong cash position of $34.4 million at December 31, 2021 supports the development of its NFT WISe.Art platform as well as its recently announced crypto mining operation.

•	Developed WISe.Art, a fully-fledged marketplace secured by WISeKey’s various security technologies enabling the authentication of physical objects as well as digital assets, in a safe end-to-end process including KYC checks. The NFT design of the WISe.Art platform ensures that, besides an authenticated and signed version of the actual digital asset, it creates an irreversible link to the physical object, provides proof of ownership, provenance and a set of contracts describing future use and monetization streams.

•	Made significant investments in new talent and expanded its sales force including the appointment of a new Chief Operating Officer as well as new Sales Directors to take advantage of higher demand for strong security, authentication, brand protection and anti-counterfeiting services for segments such as connected devices, connected cars, luxury products, pharmaceuticals, and banking/financial sector.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.